Astris Energi Provides Update on Financial Statement Filings

MISSISSAUGA, ONTARIO, CANADA, April 30, 2007 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company” or “Astris”), announced today that it will delay the filing of its annual financial statements (including its MD&A) for the fiscal year ended December 31, 2006 (the “2006 Statements”).

The delay is primarily due to the unexpected death of the controller of the Company at the end of January 2007 and the subsequent delay in completing the audit of the Company. The Company has engaged other accountants. The Company’s auditors are in the process of completing their audit and the Company anticipates being in a position to file its financial statements in the near future.

The Alberta Securities Commission has indicated that in accordance with CSA Staff Notice 57-301 (the “Notice”), should the Company fail to file the 2006 Statements by June 30, 2007 or fail to comply with the default status reporting requirements of the Notice, a cease trade order may be imposed by the Alberta Securities Commission, requiring that all trading of securities of the Company cease for such periods specified in the order. It is anticipated that during the period of time that the 2006 Financial Statements remain outstanding, the directors, senior officers and any other insiders of the Company will be subject to a management cease trade order of the Alberta Securities Commission prohibiting such persons from trading in the Company’s securities. The Company intends to satisfy the default status reporting guidelines of the Notice for as long as it remains in default of the financial statement filing requirements of applicable securities laws.

About Astris Energi Inc.

Astris is committed to becoming a leading provider of affordable stationary and motive power fuel cells and components. Additional information is also available at the company’s website at www.astris.ca.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to Astris’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of Astris’s management and are subject to known and unknown risks and uncertainties, many of which are beyond Astris’ control. Such risks include those detailed in Astris’s filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. Astris undertakes no obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Anthony Durkacz
Vice President Finance
Ph: 905-608-2000
Fx: 905-608-8222
Astris Energi Inc.

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2                     Tel: (905) 608-2000                     Fax: (905) 608-8222
www.astris.ca E-mail: questions@astris.ca